Exhibit 99.1

BANCOLOMBIAS.A. ANNOUNCES CALL OF THE GENERAL SHAREHOLDERS MEETING

Medellín, Colombia, February 20, 2014

The President of BANCOLOMBIA S.A. convenes the common stockholders to the General Shareholders Meeting that will take place on March 17, 2014, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 Nº 28 - 51 km 5 Via Las Palmas in the city of Medellin, Colombia .

The proposed agenda for the above mentioned meeting is as follows:

1. Quorum check

2. Reading and approval of the agenda

3. Election of commission for vote count, and approval and signing of the minutes of the meeting

4. Report of the Board of Directors and the President

5. Individual and Consolidated Financial Statements as of December 31, 2013

6. Report of the External Auditor

7. Consideration and approval of the Individual and Consolidated Financial Statements and the Report of the Board of Directors and the CEO.

8. Proposal of the Board of Directors on Profit Distribution

9. Election of the Board of Directors

10. Election of the External Auditor for period 2014- 2016

11. Proposal for the appropriations and compensation of Directors

12. Proposal for the appropriations and compensation of the External Auditor

13. Proposal for donations

14. Other proposals

In accordance with Colombian law, public information of the Bank will be available beginning February 24, 2014 at its headquarters located in the city of Medellin in the following address: Carrera 48 N° 26 – 85, Torre Sur, First Floor.

The shareholders may be represented at the General Shareholders Meeting by a representative with a written power of attorney in accordance with Colombian law.

Powers of Attorney cannot be granted to bank employees, or to any other party directly or indirectly related with the management of the bank.

CARLOS RAÚL YEPES JIMÉNEZ

President

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837